Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2006 and DECEMBER 31, 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$76,571	$145,769
Restricted cash	1,306	271
Receivables-
Trade accounts receivable, net	19,731	17,620
Insurance claims	1,728	652
Due from related companies	2,189	1,736
Advances and other	5,724	2,750

	29,372	22,758

Short-term investments	—	10,240
Inventories	8,219	5,406
Prepaid insurance and other	2,635	2,363
Financial instruments-Fair value	7,983	4,927

Total current assets	126,086	191,734

INVESTMENTS	17,770	21,881
FIXED ASSETS:
Advances for vessels under construction	234,656	150,428
Vessels	1,080,670	882,210
Accumulated depreciation	(181,524)	(170,848)

Vessels’ Net Book Value	899,146	711,362

Total fixed assets	1,133,802	861,790

DEFERRED CHARGES, net	12,699	13,769

Total assets	$1,290,357	$1,089,174

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$58,575	$51,496
Accounts payable-
Trade	18,106	13,489
Due to related companies	1,131	1,385
Dividend declared	20,978	—
Other	9	542

	40,224	15,416

Accrued liabilities	13,135	10,139
Accrued bank interest	4,931	5,478
Unearned revenue	4,043	5,332
Deferred income, current portion	3,168	3,168
Financial instruments - Fair value	—	489

Total current liabilities	124,076	91,518

LONG-TERM DEBT, net of current portion	532,209	382,023

DEFERRED INCOME, net of current portion	7,655	8,447

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized at March 31, 2006 and December 31, 2005; 19,069,695 and 19,177,195 issued and outstanding at March 31, 2006 and December 31, 2005, respectively.	19,070	19,177
Additional paid-in capital	267,833	269,237
Other comprehensive income	5,407	3,067
Retained earnings	334,107	315,705

Total stockholders’ equity	626,417	607,186

Total liabilities and stockholders’ equity	$1,290,357	$1,089,174

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended March 31,
	2006	2005
VOYAGE REVENUES:	$95,870	$76,874

EXPENSES:
Commissions	3,555	3,151
Voyage expenses	16,701	6,978
Charter hire expense	6,058	6,035
Vessel operating expenses	14,457	13,726
Depreciation	10,677	8,560
Amortization of deferred dry-docking costs	1,425	1,730
Management fees	1,409	1,395
General and administrative expenses	475	499
Foreign currency (gains)/losses	(7)	29
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels, net	—	(5,203)

Total expenses	53,958	36,108

Operating income	41,912	40,766

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(3,612)	(1,586)
Interest income	2,775	687
Other, net	698	(16)

Total other income (expenses), net	(139)	(915)

Net Income	$41,773	$39,851

Earnings per share, basic	$2.19	$1.98

Earnings per share, diluted	$2.19	$1.97

Weighted average number of shares, basic	19,102,245	20,174,624

Weighted average number of shares, diluted	19,110,939	20,194,589

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE PERIOD ENDED MARCH 31, 2006

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
BALANCE, January 1, 2005		$20,176	$282,451	$1,136	$215,758	$519,521

Net income	161,755				161,755	161,755
- Exercise of stock options		18	203			221
- Repurchase and cancellation of common stock (1,016,790 shares)		(1,017)	(13,417)		(23,322)	(37,756)
- Cash dividends declared and paid ($1.95 per share)					(38,486)	(38,486)
- Fair value of financial instruments	4,265			4,265		4,265
- Reclassification of gains on undesignated cash flow hedges	(2,334)			(2,334)		(2,334)

Comprehensive income	$163,686

BALANCE, December 31, 2005		$19,177	$269,237	$3,067	$315,705	$607,186

Net income	41,773				41,773	41,773
- Exercise of stock options		1	11			12
- Repurchase and cancellation of common stock (108,500 shares)		(108)	(1,415)		(2,393)	(3,916)
- Cash dividends declared ($1.10 per share)					(20,978)	(20,978)
- Fair value of financial instruments	3,775			3,775		3,775
- Reclassification of gains on undesignated cash flow hedges	(1,435)			(1,435)		(1,435)

Comprehensive income	$44,113

BALANCE, March 31, 2006		$19,070	$267,833	$5,407	$334,107	$626,417

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR	THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31,
	2006	2005
Cash Flows from Operating Activities:

Net income	$41,773	$39,851
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,677	8,560
Amortization of deferred dry-docking costs	1,425	1,730
Amortization of loan fees	235	59
Amortization of deferred income	(792)	(1,001)
Change in fair value of interest rate swaps	(1,205)	(1,064)
Change in fair value of investments	(1,256)
Payments for dry-docking	(286)	(2,352)
Gain on sale of vessels, net	—	(5,203)
Gain on sale of investments	(495)
(Increase) Decrease in:
Receivables	(6,614)	8,180
Inventories	(2,813)	467
Prepaid insurance and other	(272)	(1,205)
Increase (Decrease) in:
Accounts payable	3,830	(697)
Accrued liabilities	2,449	1,766
Unearned revenue	(1,289)	(2,191)

Net Cash from Operating Activities	45,367	46,900

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(119,104)	(19,083)
Vessel acquisitions and/or improvements	(163,584)	(18,504)
Proceeds from sale of investments	16,102	(4,998)
Proceeds from sale of vessels, net	—	9,144

Net Cash used in Investing Activities	(266,586)	(33,441)

Cash Flows from Financing Activities:
Proceeds from long-term debt	207,373	26,250
Financing costs	(305)	(225)
Payments of long-term debt	(50,108)	(12,354)
Proceeds from exercise of stock options	12	33
(Increase)/decrease in restricted cash	(1,035)	949
Repurchase and cancellation of common stock	(3,916)	(526)

Net Cash from Financing Activities	152,021	14,127

Net (decrease)/increase in cash and cash equivalents	(69,198)	27,586
Cash and cash equivalents at beginning of period	145,769	116,922

Cash and cash equivalents at end of period	$76,571	$144,508